UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

SOFTWARE QUE MOVE O VAREJO

Corporate Risk Management Policy

Approved on: 11/12/2018
Published on: 07/30/2019
Author: Pedro Holmes Monteiro Moreira
Area: Finance Vice-Presidency

Title

Sub-title	linx.com.br	2/12

Corporate Risk Management Policy

1.  Introduction

This Corporate Risk Management Policy (“Policy”) sets forth the guidelines to be observed in the risk management process of Linx S.A. (“Linx or Company”), in such a manner as to enable the identification, assessment, prioritization and addressing of risks, for the perpetuity of the business.

2.  Scope

The present Policy applies to the Company and all its affiliated companies, controlled companies or subsidiaries, located in Brazil or abroad. The subsidiaries which have their own risk management policies must reflect, in their respective risk management policies, the considerations formulated herein, respecting their eventual procedural peculiarities regarding location, management and the level of complexity of their operations.

3.  Concepts

  Risk appetite: the degree of risk exposure the Company is willing to accept to achieve its goals and create value for its shareholders.
  Compliance: designation utilized for prevention and detection of non-compliances with national and foreign laws and regulations, which may be committed by the Company’s managers, employees and business partners.
  Controls: policies, norms, procedures, activities, and mechanisms developed to assure that the business goals are met, and that undesirable events are prevented or detected and corrected.
  Risk Management: activities conducted with the purpose of identifying, classifying, formalizing, monitoring and/or managing the identified risks. The Risk Management must be aligned with the Company's goals, strategies and business.
  Action Plan(s): definition of the corrective actions to reduce exposure to residual risks, based on the identification of deficiencies throughout the control/risk environment assessment cycle.
  Response(s) to Risk(s): a decision which will be made after the identification of the inherent risk or assessment of the residual risk control environment, aiming at promoting discussions which assure the effectiveness of Linx’s internal control environment.
  Risk(s): a threat of events or actions which may affect the achievement of the Company's goals. It is inherent to any activity and may affect the assets, results, image or continuity of the business.

4.  Principles and Guidelines

4.1        Control Activities

It is the set of actions, policies, norms, procedures and systems, aimed at protecting the Company’s assets, ensuring that their risks are properly known and mitigated.

Control activities must be performed at all levels of the Company, and at various stages within the corporate processes.

4.2        Risk Management Structure

In accordance with best market practices, Linx maintains an organized structure responsible for applying the risk management process described here, at different levels of the organization, as detailed in item 5 of the present Policy.

4.3        Public Instruments

4.3.1    Risk Identification

The risks to which the Company is subject must be periodically identified, documented and formalized in a structured manner so that they are known and properly addressed. Such risks must be categorized according to their nature and origin, as follows:

  Strategic Risk: Risks associated with management’s decision-making, and which could lead to a substantial loss in the Company’s economic value. In addition, they may have a negative impact on the Company’s revenue or capital as a result of flawed planning, adverse decision making, Linx’s inability to implement its appropriate strategic plans and/or changes in its business environment.
  Financial Risk: Risks whose materialization results in losses of financial resources by the Company, subdivided into the following categories:

➢  Liquidity risk: it is translated into the possibility that the Company will not be able to honor its commitments at maturity, or that it may only do so with high losses. This risk may also be classified as cash flow risk, given the possibility of mismatches between payments and receipts which affect the Company’s ability to pay.

➢  Market Risk: this risk measures the possibility of economic loss generated by the variation in market risk factors to which the prices of assets, liabilities and derivatives are sensitive. The time horizon of the analysis is typically short-term, and includes exchange rate, interest rate, stock price and commodity risks.

➢  Credit risk: is the possibility of losses resulting from the non-receipt of amounts contracted from third parties due to their economic and financial inability.

  Operational Risk: Risks related to the Company’s infrastructure (processes, people and technology) which affect the operational efficiency and the effective and efficient use of its resources.
  Regulatory Risk: Risks related to compliance with the applicable legislation to the operating sector, as well as general laws (environmental, labor, civil and tax/fiscal).

4.3.2    Risk Analysis

This step involves verifying the causes and consequences of the risks, as well as the likelihood of achievement of the referred consequences.

4.3.3    Risk Assessment

Risk assessment involves dynamic and interactive processes which must: (i) verify which risks need treatment; and (ii) determine the priority in the implementation of such treatment. For such purpose, the Company adopts impact and vulnerability criteria which are utilized to define the risk map.

The impact criterion considers the management’s guidelines regarding the possible financial impact (loss) related to the Company’s image and reputation. The vulnerability criterion considers the extent to which Linx is exposed or unprotected from various external and internal factors.

The final classification of the Company’s exposure to each risk will be defined based on the combination of impact1 and vulnerability2, and will result in a risk map which must aid the Company in prioritizing the addressing of the risks, as follows:

1 Impact is considered as the risk analysis in relation to the possible impact on the Company’s operations. The impact definition criterion will be applied according to quantitative and qualitative assumptions which may affect, for instance, the Company’s reputation and image.

2 Vulnerability refers to a risk analysis in relation to the magnitude to which the Company is exposed or unprotected in relation to risks, considering: (i) effectiveness of the internal controls; (ii) the management’s level of influence in relation to the risk factor and risk; (iii) the speed at which the risk may materialize; and (iv) history of risk materialization occurrences, among others.

IMPACTS
Very High
High
Medium
Low
Low
Medium
High
Very High
VULNERABILITIES

4.3.4    Addressing of the Risks

The identified risks must be addressed according to their criticality.  The Audit Committee must determine how to respond to risks, and define the Company’s protection instruments, balancing the effects of the Risk Response with any cost/benefit arising from legal, regulatory or any other requirements which may be relevant to the Company. The Audit Committee will recommend to the Company the following risk addressing alternatives:

  Accept: no action is taken to influence the likelihood of occurrence and/or severity of the risk. Risks whose impact is less than the cost/benefit of their management may be maintained, provided that they are known and accepted by the Audit Committee. However, monitoring must be continuous to ensure that, in the event of a change in the circumstances which justifies a change in the Risk addressing, the Company implements a referred treatment.
  Reject: if it is determined that the Company does not wish to deal with the risk under the current conditions, the Audit Committee will apply one of the following treatments:

➢  Avoid: not taking the risk and discontinuing the activities generating it. Avoiding the risk may lead to the discontinuation of a product line, service, business division or process.

➢  Mitigate: actions are taken to reduce the probability of materialization and/or severity of risk.  This response involves the enhancement or creation of controls and process improvements.

➢  Share: activities aimed at reducing the probability of occurrence and/or severity of the risk, through the transference or sharing of part of the risk to third parties, such as, for example, the contracting of insurance policies, outsourcing and hedging.

4.3.5    Monitoring of the Risks

Ensuring the effectiveness and adequacy of internal controls and obtaining information which will improve the risk management process. Monitoring must be conducted through continuous and impartial evaluations.

4.3.6    Information and communication

Clearly and objectively communicating, to all the stakeholders, the results of all stages of the risk management process, in order to contribute to the comprehension of the current situation and the effectiveness of the action plans.

5.  Responsibilities

5.1        Administrative Board

  Defining the Company’s risk appetite level, based on the principles and guidelines set forth in this policy.
  Approving the Company’s Risk Management Policy and its revisions;
  Manifesting on the evaluation of the effectiveness of the Company’s policies, risk management systems and internal controls, as well as the compliance program, besides approving any suggestions for alterations, if deemed necessary; and
  Manifesting on the suggestions for alteration to the operational risk management structure and approving any alteration suggestions, if deemed necessary.

5.2        Board of Directors

  Implementing the Company’s strategies and guidelines approved by the Administrative Board;
  Analyzing the Policy, as well as any revisions of the Policy, submitting it for approval by the Administrative Board;
  Validating the Company’s risk consolidation report, reporting it to the Administrative Board;
  Manifesting on the evaluation of the effectiveness of the Company’s policies, risk management systems and internal controls, as well as the compliance program, besides submitting such assessment for appreciation by the Administrative Board; and
  Manifesting on the suggestions for alteration to the operational risk management structure, and recommending improvement suggestions to the Administrative Board, if deemed necessary.

5.3        Audit Committee

  Approving the methodology to be utilized in the conduction of the risk management process;
  Systematically monitoring the risk management, as well as the stage of implementation of the actions defined for risk mitigation;
  Periodically evaluating the effectiveness of the Company’s policies, risk management systems and internal controls, as well as its compliance program, and submitting such assessment for the appreciation by the Board of Directors;
  Periodically evaluating the adequacy of the risk management operational structure in the verification of its effectiveness, and recommending improvement suggestions to the Board of Directors, if deemed necessary; and
  Approving the Company’s risk consolidation report, elaborated by the Compliance and Corporate Risk area, reporting it to the Board of Directors. The reports must be clear, objective and timely, and must be periodically reported to the Audit Committee and the Administrative Board, so that the Company’s exposure level is monitored.

5.4        Businesses Areas

  Acting directly in the risk management of its area, privileging: the identification, evaluation, addressing and monitoring;
  Ensuring the implementation of the action plans defined for risk addressing;
  Reporting to the Audit Committee information related to its risk and compliance management activities;
  Communicating to the Compliance and Corporate Risk area, in a timely manner, concerning unidentified risks, whether new or not;
  Approving the rules and procedures which guide individual actions in the implementation of risk management concepts in its area of activity, in order to ensure that risk responses are executed; and
  Detailing the action plan, aligning it with the Compliance and Corporate Risk area, besides implementing it according to the priority defined therein.

5.5        Compliance and Corporate Risk Area

  Defining the responsibilities related to Risk management activities, as well as approval authority limits and action scopes;
  Elaborating periodic reports for consolidation of the Company’s Risks and submitting them to the Sustainability and Risk Committee;
  Supporting the process managers in the definition of the Action Plans needed to address the Risks, and ensuring the implementation of Action Plans; and
  Reporting, in a transparent manner, information related to its risk management activities to the Audit Committee.

 6.  Term and Revision

This Corporate Risk Management Policy was approved by Linx’s Administrative Board at a meeting held on November 12th, 2018, and comes into effect as of the date of publication, the revision of which will occur at every two (2) years from the date of its effective approval or at any time at the Company’s discretion.

Revision control

Name/Position	Description	Signature
Pedro Holmes Monteiro Moreira Finance Vice-President and Investor Relations Director	Elaboration
Ana Paula Frigo Corporate Lawyer and Governance Secretary	Elaboration/ Revision
Mara Regina de Almeida Vitta Legal Director	Revision
Alberto Menache CEO	Revision
Audit Committee	Revision
Administrative Board	Revision

Linx

SOFTWARE QUE MOVE O VAREJO

0800 701 5607

linx.com.br

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer